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                             November 1, 2023

       Robert J. Lange
       Chief Operating Officer and General Counsel
       Highlands REIT, Inc.
       1 South Dearborn Street, 20th Floor
       Chicago, Illinois 60603

                                                        Re: Highlands REIT,
Inc.
                                                            SC TO-I filed
October 24, 2023
                                                            File No. 005-89603

       Dear Robert J. Lange:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule TO-I filed October 24, 2023; Offer to Purchase

       General

   1. The price range in this modified Dutch auction is between $0.12 and $0.17 per share. The
                                                        $0.05 difference
between the low and high price in the range represents a difference of over 40% above the
lowest end of the range. Please advise us of the authority upon which the Company relied to
include a range of this proportion in the offer. In addition, please advise us, with a view
toward revised disclosure, how the Company concluded that the use of such a price
range complies with Section 14(e), Rule 13e-4(d)(1)(ii) and Rule 14e-
                                                        1(b).
       IMPORTANT, page 4

   2. We note the following statement: "We are not making the Offer to, and will not accept any tendered Shares
from, stockholders in any state where it would be illegal to do so."
                                                        While offer materials
need not be disseminated into jurisdictions where such a distribution would be impermissible,
please remove the implication that tendered shares will not be
 Robert J. Lange
FirstName  LastNameRobert J. Lange
Highlands REIT,  Inc.
Comapany 1,
November   NameHighlands
              2023        REIT, Inc.
November
Page 2     1, 2023 Page 2
FirstName LastName
         accepted from all shareholders. See Rule 13e-4(f)(8)(i) and guidance in Section II.G.1 of
         Exchange Act Release No. 34-58597 (September 19, 2008). Please also make any conforming changes to similar statements in the Offer to Purchase and any exhibits to the
         Schedule TO.
3.       We note the following statement:    THE DELIVERY OF THIS OFFER TO
PURCHASE,
         THE LETTER OF TRANSMITTAL AND THE IMPORTANT INSTRUCTIONS AND INFORMATION SHALL NOT UNDER ANY CIRCUMSTANCES CREATE ANY
         IMPLICATION THAT THE INFORMATION CONTAINED HEREIN OR
         INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF A LATER DATE
         OR THAT THERE HAS NOT BEEN ANY CHANGE IN SUCH INFORMATION OR
         IN OUR AFFAIRS SINCE THE DATE OF THIS OFFER TO PURCHASE.    Please
         revise to clarify that the Company will amend the offer materials to reflect any material change in the information previously disclosed, consistent with the
Company   s obligation
         under Rule 13e-4(c)(3) and Rule 13e-4(d)(2).
Summary Term Sheet, page 5

4. We note the question on page 11 captioned "What are the most significant conditions of the Offer?" Please explain why you believe the disclosure on pages 11 and 12 is limited to the "most significant conditions" to the tender offer given that it appears to address each condition disclosed in Section 6. Alternatively, please revise the caption to this question in the Summary Term Sheet accordingly.
Conditions of the Offer, page 21

5. We note the following disclosure on page 23: "The conditions referred to above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition..." All offer conditions must be objective and outside the control of the offeror in order to avoid illusory offer concerns under Regulation 14E. Please revise the language throughout your document relating to the circumstances that may "trigger" an offer condition to avoid the implication that they may be within the Company's control.
         See Question 101.02 of the Division of Corporation Finance's "Tender Offer Rules and
         Schedules" Compliance and Disclosure Interpretations.
6.       We note the following statement on page 23:    Any determination by us
concerning the
         events described above will be final and binding on all parties. Please revise this statement to include a qualifier indicating that shareholders are not foreclosed from challenging your determination in a court of competent jurisdiction.
7.       You have included a condition that will be triggered by    any general
suspension of trading
         in, or limitation on prices for, securities on any U.S. national securities exchange or in
         the over-the-counter market.    Please revise to explain what would be
considered a
         limitation on prices for securities on any U.S. national securities exchange or in the over-
         the-counter market.
 Robert J. Lange
Highlands REIT, Inc.
November 1, 2023
Page 3

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Brian Soares at 202-551-3690 or David Plattner at 202-
551-8094.



FirstName LastNameRobert J. Lange                           Sincerely,
Comapany NameHighlands REIT, Inc.
                                                            Division of
Corporation Finance
November 1, 2023 Page 3                                     Office of Mergers &
Acquisitions
FirstName LastName